Mail Stop 4561
									August 31, 2005

Mr. Carl E. Berg
Chief Executive Officer
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re:	Mission West Properties, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 0-25235

Dear Mr. Berg:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7, Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Funds from Operations, page 44

1. We note that you use FFO as a measure of performance. You also indicate that, "along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of our ability to incur and service debt and make capital expenditures" which suggests that you also use FFO as a liquidity measure. Please tell us and in future filings revise your disclosure to clarify whether you use FFO as a measure of operating performance or liquidity and explain why you believe FFO is a useful indicator of operating performance or liquidity. Further, if you consider FFO to be a measure of liquidity, please also revise your reconciliation of FFO to the most comparable financial measure presented in accordance with GAAP. Refer to Item 10(e)(i) of Regulation S-K.

Item 7A, Quantitative and Qualitative Disclosures About Market
Risk,
page 48
2. Your disclosure here and in Note 2 on page 61 is not consistent with respect to the fair value of your fixed rate debt. Please revise your disclosure in future filings to correctly disclose the fair value of fixed rate debt and update your related discussion, as necessary.

Note 2, Summary of Significant Accounting Policies - Impairment of Long-lived Assets, page 57
3. We note from your disclosure on page 16 that you have numerous properties with average 2004 occupancies of 0%, 0% occupancy as of December 31, 2004, or both. We also note that you recognized an impairment loss related to the one asset held for sale at December 31, 2004. Please tell us how you determined the fair value of the remaining properties with minimal or no occupancy at December 31, 2004 when measuring any impairment loss under SFAS 144. Please also tell us whether any of these properties are subject to the restriction disclosed on page 11 and how this restriction was considered in determining the fair value of such property. Refer to paragraphs 22-24 of SFAS 144.

Item 9A, Report of Management on Internal Control Over Financial
Reporting, page 85

4. In future filings, please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Item 15, Exhibits, Financial Statement Schedules and Reports on
Form
8-K, page 88

5. Please revise your certifications filed as Exhibits 31.1, 31.2 and
31.3 to reflect the language exactly as set forth in Item
601(b)(31)
of Regulation S-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment and proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3431 if you have questions.



								Sincerely,



      Josh Forgione
      Staff Accountant

Mr. Carl E. Berg
Mission West Properties, Inc.
August 31, 2005
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